Mail Stop 4561

      May 9, 2007

Thomas Hislop
Chairman
Arizona Land Income Corporation
2999 N. 44th Street, Suite 100
Phoenix, Arizona  85018

Re:	Arizona Land Income Corporation
	Preliminary Proxy Statement
	File No. 1-09900
      Filed April 30, 2007

Dear Mr. Hislop:

      We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Reasons for the Transactions, page 14

1. We note your disclosure identifying three negative factors that the board considered in connection with the proposed Transactions. Please revise, if appropriate, to disclose the other material negative factors considered, including, if appropriate, the fact that pro forma loss from continuing operations is $16.4 million, pro forma net loss is $15.4 million, pro forma book value per share reflects a significant decrease, quantifying the decrease, and that you will be prohibited from disposing of or refinancing the Contributed Properties for ten years.

What is the Company Contributing in the Transaction?, page iii

2. We note your response to three. It appears that for purposes of estimating the liquidation value, you use the book value of your remaining real estate asset. Please advise us why you believe this an appropriate method for estimating liquidation. Please address the fact that you had entered into a contract with a third party for almost three times the book value amount.

Financial Statements

General

3. Continue to monitor the updating requirements for the financial information in your filing, the un-audited pro forma financial statements and the financial statements in accordance with Rule 3-
12
of Regulation S-X.

Shidler Predecessor - Historical Financial Statements

Note 2 - Summary of Significant Accounting Policies

Real Estate Properties

Acquisitions

4. Based on your response to comment 51, we note that you are not considering renewal options in your below market lease because you have considered it unlikely that the tenant will exercise its option to extend lease. Please clarify if upon renewal the lease goes to market rates. To the extent that this lease will continue to be at below market rates upon renewal, it would appear that renewal options should be factored into your amortization periods.

Unaudited Pro Forma Consolidated Financial Statements

Introduction, pages 211 - 213

5. We have read your response to comment 52.   Please expand your
disclosures to include a discussion of the significant factors utilized when determining the agreed upon fair value, similar to your supplemental response to us.

6. We have read your response to comment 53 and it remains unclear how your calculation of fair value of the common stock issued in the transaction complies with SFAS 141 and EITF 99-12. Please revise accordingly.

7. We are still considering your supplemental responses to address our previously issued comment 56. Upon final consideration of your accounting treatment, we may have further comment and / or request additional financial statement disclosures.

8. We note that you believe Stirr N. Central, LLC is the accounting acquirer, yet it does not appear that you have included separate financial statements for this entity. Please advise.

Note (F)

9. We note the note receivable held by AZL was sold in 2007 to a related party. Please advise us whether there are any provisions as part of the sale that would cause you to be contingently liable if the note is not collected in full.

*	*	*

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Direct any questions regarding the accounting comments to Wilson
Lee at (202) 551-3468, or Cicely LaMothe at (202) 551-3413.
Direct
any other questions to Michael McTiernan at (202) 551-3852, or the undersigned at (202) 551-3495.

	Sincerely,



	Elaine Wolff
	Branch Chief



Thomas Hislop
Arizona Land Income Corporation
May 9, 2007
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 4561